UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 Par Value

(Title of Class of Securities)

067774109

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Ronald W. Burkle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 545,930*
	8	SHARED VOTING POWER 3,624*
	9	SOLE DISPOSITIVE POWER 545,930*
	10	SHARED DISPOSITIVE POWER 3,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,554*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See Item 5 hereof.    The percentage reported in Row 13 is based on the 60,195,555 shares of Common Stock outstanding as of February 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 8, 2012.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,624*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.    The percentage reported in Row 13 is based on the 60,195,555 shares of Common Stock outstanding as of February 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 8, 2012.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,624*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.    The percentage reported in Row 13 is based on the 60,195,555 shares of Common Stock outstanding as of February 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 8, 2012.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,624*
	8	SHARED VOTING POWER -0-*
	9	SOLE DISPOSITIVE POWER 3,624*
	10	SHARED DISPOSITIVE POWER -0-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.    The percentage reported in Row 13 is based on the 60,195,555 shares of Common Stock outstanding as of February 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 8, 2012.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof.    The percentage reported in Row 13 is based on the 60,195,555 shares of Common Stock outstanding as of February 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 8, 2012.

SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance (Parallel) Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof.    The percentage reported in Row 13 is based on the 60,195,555 shares of Common Stock outstanding as of February 29, 2012, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 8, 2012.

INTRODUCTION

This Amendment No. 13 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, Amendment No. 2 thereto, filed with the SEC on November 17, 2009, Amendment No. 3 thereto, filed with the SEC on February 1, 2010, Amendment No. 4 thereto, filed with the SEC on February 25, 2010, Amendment No. 5 thereto, filed with the SEC on March 31, 2010, Amendment No. 6 thereto filed with the SEC on May 6, 2010, Amendment No. 7 thereto, filed with the SEC on May 7, 2010, Amendment No. 8 thereto, filed with the SEC on August 12, 2010, Amendment No. 9 thereto, filed with the SEC on August 23, 2010, Amendment No. 10 thereto, filed with the SEC on September 2, 2010, Amendment No. 11 thereto, filed with the SEC on May 24, 2011 and Amendment No. 12 thereto, filed with the SEC on May 17, 2012, (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”) and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel,” and together with YAAF II, “Yucaipa”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”). Yucaipa, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds and YAAF II LLC are referred to in this Schedule 13D as the “Reporting Persons.” Capitalized terms used and not otherwise defined in this Amendment No. 13 shall have the meanings set forth in this Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 13) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On May 31, 2012, Yucaipa distributed in kind all of the shares of Common Stock held by YAAF II and YAAF II Parallel on a pro rata basis to their respective partners (the “Distribution”).

The Reporting Persons have no current plans or proposals with respect to the Company or its securities of any types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

As a result of the Distribution neither YAAF II nor YAAF II Parallel owns any shares of Common Stock.

The information regarding all other Reporting Persons set forth in Rows 7, 8, 9, 10, 11 and 13 of their respective cover pages to this Amendment No. 13 to this Schedule 13D is hereby incorporated by reference into this Item 5, and all such Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as of May 31, 2012.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)         The information disclosed in Item 4 above is hereby incorporated by reference. Except as referenced above, none of the Reporting Persons beneficially owns any Common Stock or has effected any transactions in the Common Stock during the last 60 days.

Items 5(e) of this Schedule 13D is hereby amended and restated as follows

(e)         On May 31, 2012, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Company. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2012

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle
Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Exhibit Index

ITEM 7.	Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).